ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Aberdeen Funds		08879109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 18, 2009	March 10, 2009 to March 10, 2010	/s/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Aberdeen Asia Bond Institutional Fund

•	Aberdeen Global Fixed Income Fund

•	Aberdeen Global Small Cap Fund

•	Aberdeen International Equity Institutional Fund, each a series of:

Aberdeen Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

Resolution of Aberdeen Funds

WHEREAS, the Board has obtained fidelity bond coverage and trustees & officers/errors & omissions insurance coverage for the current existing series of the Trust;

NOW, THEREFORE, IT IS

RESOLVED, that the Aberdeen Asia Bond Fund, Aberdeen Global Fixed Income Fund, Aberdeen Global Small Cap Fund, Aberdeen International Focus Fund and Aberdeen International Focus Portfolio should be included in the coverage under the Trust’s fidelity bond coverage and trustees & officers/errors & omissions insurance coverage.